UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

ACT TELECONFERENCING, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

000955104

(CUSIP Number)

October 31, 2005

(Date of Event which Requires Filing of this Statement)

Dolphin Direct Equity Partners, LP
c/o Dolphin Asset Management Corp.
129 East 17th Street
New York, New York 10003
Telephone: (212) 982-5071
Attn: Peter E. Salas

with a copy to:

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 837-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000955104	Page 2 of 4

Item 1.	Security and Issuer
No change.
Item 2.	Identity and Background
No change.
Item 3.	Source and Amount of Funds or Other Consideration.
No change.
Item 4.	Purpose of the Transaction
No change.
Item 5.	Interest in Securities of the Issuer
No change.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item is amended by adding the following:

On October 31, 2005, the Company entered into a Loan Agreement (the “Loan Agreement”) with Dolphin Direct pursuant to which the Company received a bridge loan (the “Bridge Loan”) in the amount of $7 million. Approximately $5.5 million was used to satisfy the Company’s remaining obligations under agreements with eight secured subordinated lenders and the balance of which would be used for working capital and to pay expenses related to its recent preferred stock offering.

Among the obligations satisfied were the note agreement, dated May 12, 2003, and the accompanying senior secured subordinated note, due April 30, 2006, in the original amount of $7.3 million payable to New West Mezzanine Fund LP, Convergent Capital Partners I, L.P., KCEP Ventures II, L.P., and the James F. Seifert Management Trust. An unsecured non-interest bearing obligation of $470,000 to these parties for certain royalties earned under the note agreement remains due on December 31, 2006.

The Bridge Loan bears interest at a rate of 12%, matures on January 28, 2006, and is secured by substantially all the assets of the Company’s U. S. operating subsidiaries, subject to a first priority security interest held by the Company’s primary commercial lender, Silicon Valley Bank. The Company will repay the bridge loan from the proceeds of the second closing of an offering of the Company’s Series AA Convertible Preferred Stock, which will be offered to holders of the Common Stock through a rights offering, which is currently in registration. The rights offering would provide additional working capital, after satisfaction of the Bridge Loan. Dolphin Direct has agreed to backstop, first by way of offsetting outstanding amounts due under the Bridge

CUSIP No. 000955104	Page 3 of 4

Loan and thereafter in cash, any portion of the rights offering not subscribed by shareholders. The Company and Dolphin Direct have agreed to delay the rights offering until resolution of issues raised by Nasdaq in the third quarter with respect to the Company’s listing qualifications.

The interest rate of the Bridge Loan approximates the blended rate being accrued by the eight subordinated lenders. The Bridge Loan allowed the Company to satisfy these obligations in previously-agreed discounted amounts, by the due date which had been extended to October 31, 2005. The terms of the Bridge Loan were approved by a special committee of disinterested and independent directors.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, which agreement is included as an exhibit hereto.

Item 7.	Material to be filed as Exhibits
Exhibit 6.

Loan Agreement between Dolphin Direct Equity Partners, LP and ACT Teleconferencing, Inc. dated as of October 31, 2005. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 28, 2005.

Exhibit 7.

Pledge Agreement between Dolphin Direct Equity Partners, LP and ACT Teleconferencing, Inc. dated as of October 31, 2005. Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated October 28, 2005.

Exhibit 8.

Security Agreement between Dolphin Direct Equity Partners, LP and ACT Teleconferencing, Inc. dated as of October 31, 2005. Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated October 28, 2005.

Exhibit 9.	Term Promissory Note dated October 31, 2005. Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated October 28, 2005.
Exhibit 10.	Schedule 13D/A Joint Filing Agreement.

SCHEDULE 13D
CUSIP No. 000955104	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.
November 2, 2005

/s/ Peter E. Salas
PETER E. SALAS
DOLPHIN MANAGEMENT INC.
By:	/s/ Peter E. Salas
Name:	Peter E. Salas
Its:	President
DOLPHIN ADVISORS, LLC
By:	Dolphin Management Inc.
Its:	Managing Member
By:	/s/ Peter E. Salas
Name:	Peter E. Salas
Its:	President
DOLPHIN DIRECT EQUITY PARTNERS, LP
By:	Dolphin Advisors, LLC
Its:	Managing Partner
By:	Dolphin Management Inc.
Its:	Managing Member
By:	/s/ Peter E. Salas
Name:	Peter E. Salas
Its:	President